
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2013

Via E-mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
10 South Wacker Drive, Suite 3175
Chicago, IL 60606

> **Re:** **Hennessy Capital Acquisition Corp.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted November 21, 2013**
> **CIK No. 1589526**

Dear Mr. Hennessy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 7

Redemption of warrants, page 9

1.   We note your response to prior comment 4 in our letter dated November 14, 2013. Please provide us your analysis of how the warrant redemption agreement described in your response will not contravene Regulation M during the distribution/restricted period in connection with the company's IPO in light of the Key Hospitality Acquisition Corp. no-action letter (avail. October 12, 2005), at http://www.sec.gov/divisions/marketreg/mr-noaction/keyhosp101205.htm.

Permitted purchases of public shares by our affiliates, page 16

2.   We note in your response to prior comment 7 that you will adopt an insider trading policy. Please disclose whether you plan to make these purchases pursuant to a Rule 10b5-1 plan. If not, explain why.

Use of Proceeds, page 56

3.   We refer to your response to prior comments 9 and 15. It is unclear why you have not provided disclosure regarding the financial advisory fee in the use of proceeds table. Please also provide such disclosure as previously requested. Also, it remains unclear what advisory services will be provided for such fee. Please clarify.

4.   Given your business acquisition strategy, it is unclear why you do not know what a market standard advisory fee would be. Please provide an analysis of the range of fees that may be customary given the potential transactions you may enter into in connection with your initial business combination. Provide support for your position that any such fees are market standard. Tell us how you will determine whether any fee paid will be customary in those circumstances.   Add appropriate risk factor disclosure.

Permitted purchases of our securities, page 81

5.   We note your response to prior comment 6. Please explain to us why the revised disclosure in this section does not include the sentence found on page 16, which states: "[h]owever, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions."

6.   The fifth paragraph discloses the possibility of privately negotiated purchases occurring following the "mailing of proxy materials in connection with our initial business combination" (i.e., presumably during the Regulation M restricted period). Please provide us your analysis of how such purchases will not violate Regulation M if such purchases will occur after the mailing of the proxy materials.

7.   The sixth paragraph begins with the sentence, "[t]he foregoing open market purchases . . .;" however, the preceding paragraph only addresses privately negotiated purchases (not open market purchases). In addition, the paragraph should be revised to read instead, "Any open market purchases by our sponsors, officers, directors and/or their affiliates who are "affiliated purchasers" under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18 . . . .." To avoid potential confusion, please also delete the language in this paragraph that attempts to describe the rule requirements.

Comparison of redemption or purchase prices . . ., page 90

8.   The disclosure under "Other Permitted Purchases of Public Shares by our Affiliates" on page 91 mentions both privately negotiated and open market purchases by their sponsors, directors, officers, advisors, etc. However, you also state that "[t]here is no limit to the prices that our sponsor, directors, officers, advisors or their affiliates may pay in these transactions." Please provide us your analysis of how such purchases (without any price limit) will not violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act (since presumably they would not qualify for the safe harbor under Rule 10b-18).

Certain Relationships and Related Party Transactions, page 112

9.   We note your disclosure in response to prior comment 17. Please provide disclosure of the risks relating to the payment of out of pocket expenses and advisory fees under separate sub-captions that adequately describe such risks.

Exhibits

10.   We note you have submitted forms of certain agreements. Please file final executed and dated versions of any material agreements prior to requesting effectiveness.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP